UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    October 23, 2003          By:  /s/ Karen L. Dunfee
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

 Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 /
                      Tel. 604-687-1117 / Fax 604-687-6100


              -----------                                      [GRAPHIC OMITTED]
                  NEWS                                      [LOGO - TECKCOMINCO]
                RELEASE             --------------------------------------------
              -----------


                                        FOR IMMEDIATE RELEASE - OCTOBER 22, 2003
                                        ----------------------------------------
                                                                        03-22-TC

3Q            INTERIM REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

================================================================================

                       TECK COMINCO REPORTS THIRD QUARTER

                           NET EARNINGS OF $19 MILLION


HIGHLIGHTS FOR THIRD QUARTER

o Net earnings in the third quarter were $19 million, or 10 cents per share, up from $5 million or 2 cents per share in the third quarter of 2002. Higher earnings reflect improved zinc, copper and gold prices in the quarter, offset partially by a weaker U.S. dollar.

o Net earnings for the nine-month period were $42 million compared with $15 million in the same period last year.

o Cash flow from operations before changes to non-cash working capital items was $85 million in the third quarter compared with $46 million in 2002. The increase was due in part to the consolidation of the company's share of Antamina results effective July 1, 2003.

o Cash flow from operations before changes to working capital items was $187 million for the nine months compared with $131 million a year ago.

o The company reached agreement to sell its 70% interest in the Los Filos gold property in Mexico for US$48.4 million to Wheaton River Minerals Ltd., with closing subject to certain conditions.

o The company announced after the quarter-end that it has agreed to purchase the Lennard Shelf zinc operations in Australia from Western Metals Limited for A$26 million, subject to certain conditions.

o On October 8, 2003 the B.C. Court of Appeal upheld a 1999 B.C. Supreme Court ruling in favour of the company on a dispute relating to a merger of the pension plans in the mid 1980's. The appellants have 60 days in which to file an application for leave to appeal to the Supreme Court of Canada.

o Net debt at September 30, 2003 was $1.24 billion excluding the Inco Exchangeable Debentures, after consolidating the company's share of Antamina net debt of $311 million. Net debt was 34% of net debt plus equity compared with 28% at June 30 when the Antamina debt was not consolidated.


--------------------------------------------------------------------------------
Reference:        Tom Merinsky, Director, Investor Relations
Additional corporate information is available on the Internet at HTTP://WWW.TECKCOMINCO.COM

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003, AND IN CONJUNCTION WITH THE MANAGEMENT'S DISCUSSION AND ANALYSIS AND THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY CONTAINED IN THE COMPANY'S 2002 ANNUAL REPORT.



EARNINGS

Unaudited net earnings in the third quarter were $19 million compared with $5 million in the third quarter of 2002. The higher earnings were mainly a result of improved zinc, copper and gold prices, offset partially by a weaker U.S. dollar. Average realized prices for zinc, copper and gold in the third quarter improved 9%, 24% and 14% respectively (see table on realized prices). The Canadian/U.S. exchange rate averaged 1.38 in the third quarter compared with
1.56 a year ago. Hedging gains from forward U.S. dollar sales contracts resulted in a realized exchange rate of 1.45.

Operating profit in the third quarter was $70 million, up from $40 million a year ago. The operating results from Antamina were consolidated commencing July 1, 2003, and were $7 million for the quarter. Major increases in operating profit over the third quarter of 2002 included $18 million from Red Dog, which benefited from a higher zinc price and lower operating costs, and $11 million from refinery operations, which had higher sales and higher profits from power sales offsetting the impact of the weaker U.S. dollar. Operating profit from gold operations was $5 million higher than the previous year as a result of higher gold production and prices. Operating profit from coal operations was $13 million lower in the third quarter compared to a year ago, due to the closure of the Bullmoose mine at the end of the first quarter and the effect of a lower coal price and a weaker U.S. dollar.

REVENUES

Revenues from operations were $590 million in the third quarter compared with $540 million a year ago. The increase was mainly due to the consolidation of Antamina operations, which added $41 million to revenue in the quarter.

Production and sales volumes in the third quarter are presented in the tables on pages 20 and 21. Realized prices for major products from mine operations and the realized Canadian/U.S. dollar exchange rate for Canadian operations, including the effect of hedging activities, are as follows:

                                                        Third Quarter                      Year to Date
                                              -------------------------------    -----------------------------
                                                  2003      2002  % Change          2003    2002    % Change
ZINC (US$/pound)                                  0.37      0.34        +9%         0.36    0.35          +3%
COPPER (US$/pound)                                0.83      0.67       +24%         0.79    0.70         +13%
LEAD (US$/pound)                                  0.23      0.19       +21%         0.22    0.20         +10%
GOLD (US$/ounce)                                   366       320       +14%          352     310         +14%
COAL (US$/tonne)                                    43        45        -4%           43      43          --
CANADIAN/U.S. EXCHANGE RATE*  (US$1 = Cdn$)       1.45      1.56        -7%         1.47    1.57          -6%


2        TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

REVIEW OF OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)

                                                Three months ended Sep. 30          Nine months ended Sep. 30
                                              ------------------------------      -----------------------------
100%                                                2003             2002                2003             2002
----
Production  - Zinc (tonnes)                       71,300           49,900             215,000          193,900
            - Lead (tonnes)                       15,200           11,300              63,300           56,000
            - Silver (000's ozs)                   3,486            3,025              13,035           11,617
            - Gold (000's ozs)                        28               21                  89              102
Sales  - Zinc (tonnes)                            75,500           56,900             219,000          203,600
       - Lead (tonnes)                            17,300           17,000              59,900           57,300
Surplus power sold (GW.h)                            162              192                 600              534
Operating profit (loss) ($ millions)
      - Metal operations                               1               (4)                  3                7
      - Power sales                                    5                1                  21                3

Production of refined zinc and lead in the third quarter was significantly higher than a year ago due to a full plant shutdown in the month of August 2002, compared to a 21-day shutdown of the lead smelter in the current quarter.

Profitability of metal operations improved by $5 million over the third quarter of 2002 due mainly to higher zinc sales and prices, as well as higher by-product profits. Partially offsetting the favourable factors were lower treatment charges and the effect of a weaker U.S. dollar.

Operating profit from power sales in the third quarter was $4 million higher than the same period last year, with an average sale price of US$41 per MW.h in the third quarter compared with US$23 per MW.h a year ago.

CAJAMARQUILLA REFINERY (85%)

                                                Three months ended Sep. 30          Nine months ended Sep. 30
                                              ------------------------------      -----------------------------
100%                                                 2003             2002               2003             2002
----
Production  - Zinc (tonnes)                        33,400           11,600             96,100           61,100
Sales - Zinc (tonnes)                              32,800           19,400             95,400           66,700
Operating profit ($ millions)                           3                1                 11                6

Production and sales in the third quarter at Cajamarquilla were higher than a year ago, as the plant was shut down in July and August in 2002. The higher operating profit was a result of the higher production and sales, though profitability was adversely affected by lower treatment charges in the third quarter compared with a year ago.

RED DOG MINE (100%)

                                                Three months ended Sep. 30          Nine months ended Sep. 30
                                              ------------------------------      -----------------------------
100%                                                2003             2002               2003              2002
----
Tonnes milled (000's)                                842               778             2,459             2,352
Zinc grade (%)                                      21.8              20.9              21.5              21.0
Zinc recovery (%)                                   84.5              87.4              84.3              85.4
Production - Zinc in concentrate (tonnes)        150,400           143,200           436,500           421,100
            - Lead in concentrate (tonnes)        31,600            28,000            90,800            79,700
Sales - Zinc in concentrate (tonnes)             131,800           177,300           376,500           392,800
       - Lead in concentrate (tonnes)             39,500            38,500            47,100            54,800
Operating profit (loss) ($ millions)                   8               (10)              (1)               (17)

Zinc production in the third quarter was higher than 2002 due to higher throughput and ore grades. The zinc recovery rate was lower than a year ago, as higher lead production resulted in more zinc loss to the lead concentrate.


3        TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

Despite lower sales volumes, operating profit of $8 million in the third quarter was a significant turnaround from a loss of $10 million a year ago. The improved result was due to an average realized zinc price of US$0.37 per pound compared with US$0.34 per pound in the same period last year, as well as lower treatment charges and unit costs.

The current shipping season ended on October 16, after shipments of 1,017,000 tonnes (2002 - 1,051,000 tonnes) of zinc concentrate and 218,000 tonnes (2002 - 193,000 tonnes) of lead concentrate.

ANTAMINA MINE (22.5%)

                                                  Three months ended Sep. 30        Nine months ended Sep. 30
                                              ------------------------------      -----------------------------
100%                                                 2003            2002                2003            2002
----
Tonnes milled (000's)                               6,018           6,794              19,139           20,353
Copper grade (%)                                     1.17            1.33                1.19             1.36
Zinc grade (%)                                       2.17            1.28                1.89             1.20
Copper recovery (%)                                  81.7            89.5                85.7             87.8
Zinc recovery (%)                                    78.0            86.4                80.6             83.9
Production - Copper in concentrate (tonnes)        52,000          78,800             189,500          249,700
Production - Zinc in concentrate (tonnes)          97,400          64,000             268,500          176,900
Sales - Copper in concentrate (tonnes)             57,400          94,000             191,400          270,700
Sales - Zinc in concentrate (tonnes)               93,400          67,300             255,600          200,300

22.5%
Operating profit* ($ millions)                          7              --                   7               --
Equity earnings ($ millions)                           --               2                  10               11

* Antamina operating results were consolidated commencing in the third quarter of 2003.

Third quarter copper production at Antamina was significantly lower than a year ago, due mainly to an unfavourable ore mix which adversely affected milling rate and recovery. Mining of sediments from a lake drained during the construction period is not expected to be completed until June 2004, restricting access to higher quality ore underlying the sediments. As a result, most of the ore mined in the next nine months will be characterized by lower copper grades, lower milling rate and lower copper recoveries. The lower copper production will be partially offset by higher zinc production during this period. Production in 2003 is projected to be approximately 555 million pounds of copper and 796 million pounds of zinc, compared with 729 million pounds of copper and 509 million pounds of zinc in 2002.

The operating results of Antamina were consolidated commencing July 1, following the mine achieving completion under the project loan agreement. The company's share of operating profit in the third quarter was $7 million, compared with equity earnings after interest and tax of $2 million in the third quarter of 2002.


4        TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

HIGHLAND VALLEY COPPER MINE (63.9%)

                                                Three months ended Sep. 30          Nine months ended Sep. 30
                                              ------------------------------      -----------------------------
100%                                                 2003             2002               2003             2002
----
Tonnes milled (000's)                              12,261           12,940             36,429           36,943
Copper grade (%)                                     0.40             0.40               0.40             0.42
Copper recovery (%)                                  89.5             88.5               88.0             89.3
Production - Copper in concentrate (tonnes)        43,500           45,900            126,800          137,100
Sales - Copper in concentrate (tonnes)             50,400           44,400            114,700          125,800
Company's 63.9% share of operating
   profit ($ millions)                                 11                9                 26               23

Copper production in the third quarter was slightly lower than a year ago, due to a 5% reduction in throughput. Operating profit of $11 million was $2 million higher than the same period in 2002 mainly as a result of higher sales and prices, offset partially by a weaker U.S. dollar.

The higher profit was due also to higher molybdenum sales and prices. Sales were
1.8 million pounds compared with 1.2 million pounds in the third quarter of 2002, and molybdenum prices averaged US$5.67 per pound in the third quarter compared with US$4.71 per pound in the same period last year.

The labour agreement expired on September 30, 2003 and negotiations for a new agreement are in progress.

On September 19, 2003, the company and HVC produced documents to the Competition Bureau relating to the marketing of copper concentrates in response to an Order of the Federal Court of Canada, issued under section 11 of the COMPETITION ACT and served on HVC. Counsel to the company and HVC advises that their review did not disclose any liability under the Act. Teck Cominco understands that this is part of an industry-wide investigation being conducted in Canada, the U.S. and Europe. In a related matter, HVC and the company have been named in a not yet certified class action lawsuit in California.

HEMLO MINES (50%)

WILLIAMS                                        Three months ended Sep. 30          Nine months ended Sep. 30
                                              ------------------------------      -----------------------------
100%                                                 2003             2002               2003             2002
----
Tonnes milled (000's)                                 860              732              2,347            2,240
Grade (g/tonne)                                       4.4              4.2                4.4              4.0
Mill recovery (%)                                    95.4             95.6               94.9             94.4
Gold production (000's ozs)                           116               95                314              272
Company's 50% share of operating
   profit ($ millions)                                  8                4                 16                4

DAVID BELL
100%
----
Tonnes milled (000's)                                  97               93                296              323
Grade (g/tonne)                                      10.3             10.9               10.2             10.2
Mill recovery (%)                                    95.6             95.6               94.9             94.4
Gold production (000's ozs)                            30               31                 92              100
Company's 50% share of operating
   profit ($ millions)                                  2                1                  5                3

Gold production in the third quarter from the Williams mine was 22% higher than last year with higher grade and increased mill throughput. Cash operating cost of the Hemlo operations averaged US$220 (C$303) per ounce in the third quarter compared with US$223 (C$349) per ounce in the same period last year. Cash operating cost in Canadian dollars was lower in the current quarter due mainly to the higher gold production.


5        TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

Operating profit was higher than a year ago as a result of higher gold production and gold prices, offset partially by the weaker U.S. dollar.

ELK VALLEY COAL PARTNERSHIP (35%)*

                                                Three months ended Sep. 30         Seven months ended Sep. 30
                                              ------------------------------    -------------------------------
100%                                                 2003             2002               2003             2002
----
Coal production (000's tonnes)                      4,797               --             12,544               --
Coal sales (000's tonnes)                           5,714               --             13,372               --
Average sale price (US$/tonne)                         43               --                 43               --
Average sale price (Cdn$/tonne)                        63               --                 63               --
Cost of sales (Cdn$/tonne)                             51               --                 52               --
Company's 35% share of operating
   profit ($ millions)                                 25               --                 55               --

* The company holds a 9.1% interest in the Fording Canadian Coal Trust which owns the remaining 65% of the Partnership. The company's direct and indirect interest in the coal partnership is 41%. The company's share of income from the coal trust is included in other income and expense.

Coal production in the third quarter of 4.8 million tonnes was lower than the previous quarter's production of 5.8 million tonnes. The lower production was due to planned maintenance and holiday shutdowns during the quarter. Sales exceeded production by 917,000 tonnes in the third quarter, and further inventory reduction is expected in the fourth quarter.

As reported previously, a five-year integrated operating plan was developed to maximize cash flow over the longer term. Favourable unit cost trends demonstrate that Elk Valley coal operations are well advanced in meeting cost and synergy goals.

INTEREST EXPENSE

Interest expense of $20 million in the third quarter included $5 million relating to the Antamina project debt as the results of Antamina were consolidated for the first time commencing in the current quarter.

OTHER INCOME (EXPENSE)

Included in other income of $7 million in the third quarter were $3 million from the company's interest in the Fording Canadian Coal Trust and gains of $8 million on sale of investments, offset by other items totalling $4 million.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $85 million in the third quarter compared with $46 million a year ago. Part of the increase was due to the consolidation of Antamina, which accounted for $10 million of the increase. Non-cash working capital items increased by $6 million in the third quarter, due mainly to the seasonal buildup of supplies inventory and receivables at Red Dog, partially offset by continuing reductions in working capital at the closed Bullmoose mine.

Capital expenditures on property, plant and equipment in the third quarter amounted to $57 million, including sustaining capital expenditures of $8 million at Trail, $5 million at Red Dog and $5 million at Antamina, as well as development expenditures of $23 million on the Pend Oreille project.

Repayment of long-term debt was $24 million in the third quarter. Reduction of long-term liabilities of $24 million related primarily to reclamation expenditures incurred at the closed Polaris and Sullivan mines.


6        TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

At September 30, 2003, net debt (total debt less cash), including $311 million from the consolidation of Antamina and excluding the Inco Exchangeable Debentures, was $1.24 billion or 34% of net debt plus equity compared with $924 million or 28% at June 30, 2003.

At September 30, 2003, the company had bank credit facilities aggregating $834 million in total commitments, 83% of which mature in 2006 and beyond. Unused credit lines under these facilities amounted to $560 million.

CORPORATE DEVELOPMENT

Construction of the PEND OREILLE zinc-lead mine is on schedule with production start-up scheduled in the first quarter of 2004. The tailings disposal facility liner installation was completed during the third quarter. The underground crusher, conveyor to surface, surface crusher and concentrator will be commissioned in the fourth quarter. Hiring and training of mine personnel began in the third quarter and will continue through to start-up. On commencement of production, Pend Oreille is expected to supply approximately 55,000 tonnes of zinc in concentrate and 11,000 tonnes of lead in concentrate annually to the Trail smelter and refineries.

Development of the POGO gold project in the third quarter continued to focus on permitting activities. A milestone for the project was achieved with the publishing of the Final EIS (Environmental Impact Statement) in the Federal Register on September 19. Following a 30-day public comment period for the Final EIS, it is anticipated that the EPA, the lead agency for the permitting process, will issue a Record of Decision regarding the project. If no material comments are received, it is anticipated that the key permits could be issued by Federal and State agencies by the end of the fourth quarter.

On September 3, 2003, the company announced that it reached agreement with Wheaton River Minerals Ltd. to sell the company's interest in the LOS FILOS gold property in Mexico for US$48.4 million cash. The Los Filos project is owned 70% by Teck Cominco Limited and 30% by Miranda Mining Corporation. Completion of the transaction is subject to certain conditions, including completion by Wheaton River of a US$38.62 million cash offer to purchase all of the outstanding shares of Miranda Mining. The company will retain its 78.8% interest in the EL LIMON (Morelos Norte) property, in which Miranda Mining Corporation has a 21.2% interest.

Subsequent to the quarter-end on October 12, 2003, the company announced that it has agreed with Western Metals Limited to purchase the mineral properties, plant and equipment, and infrastructure of Western Metals' LENNARD SHELF zinc operations for A$26 million. The transaction is subject to completion by Western Metals of an orderly suspension program placing the Lennard Shelf operations on care and maintenance, and to certain other customary conditions. A decision to restart the Lennard Shelf mines will depend on the outcome of a redevelopment study, as well as on zinc market conditions and exchange rates.

On October 8, 2003, the British Columbia Court of Appeal released its decision affirming an October 1999 B.C. Supreme Court decision in favour of the former Cominco Ltd. (now Teck Cominco Metals Ltd.). The case involved a transfer of funds from one of the company's pension funds to a successor plan that occurred as part of the merger of the pension plans in the 1980's. The appellants had claimed that the transfer of funds was improper and that $78 million, based on a 1996 valuation, should be transferred back to the company's original pension plan from various successor plans and distributed to them. The appellants have 60 days in which to file an application for leave to appeal to the Supreme Court of Canada.

An affiliate of the company, Teck Cominco American Incorporated, is engaged in ongoing discussions with the United States Environmental Protection Agency (EPA) concerning Lake Roosevelt, the reservoir created by the Grand Coulee Dam in Washington State. The EPA has asserted that Teck Cominco Metals Ltd. may be liable under the United States superfund statute (CERCLA) for investigation and remediation costs in respect of metals in sediments in Lake Roosevelt and the upper reaches of the Columbia River arising from the historical operation of the Trail metallurgical facility in British Columbia. Teck Cominco American has offered to fund comprehensive human health and ecological studies to identify whether the conditions alleged by the EPA to be hazardous pose any actual risks and to identify any appropriate remediation measures. There can be no assurance


7        TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT
that the offer by Teck Cominco American to fund these studies will resolve the matter, or that Teck Cominco Metals and its affiliates will not be faced with CERCLA liability or other liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that might be required.

OUTLOOK

There are no significant changes to the operating and production plans at the company's operations expected in the fourth quarter, except for those changes previously discussed under the Review of Operations section.

The company's earnings and cash flow are sensitive to zinc, copper, gold and coal prices, and to the Canadian/U.S. dollar exchange rate. The outstanding hedge positions are presented in the notes to the financial statements.

Zinc, copper and gold prices moved higher during the third quarter, and the three metals all reached multi-year highs after the quarter-end. In mid October, zinc was trading at US$0.42 per pound, copper was at US$0.87 per pound, while spot gold had settled back at the US$370 per ounce level after breaking US$390 per ounce earlier in the month. The price increases are due to a weaker U.S. dollar and improving market fundamentals.

The Canadian/U.S. dollar exchange rate averaged 1.38 in the third quarter, and the U.S. dollar continued to weaken, trading at C$1.32 in mid October. Based on current commodity prices, for every Canadian one cent change in the exchange rate, the impact on annual after-tax earnings is estimated to be $6 million before the effect of hedging.

The company's capital expenditures in the fourth quarter of 2003 are estimated to be $52 million, including $20 million at Trail and $19 million on the Pend Oreille project. The company's share of sustaining capital expenditures at Elk Valley Coal operations is expected to be $3 million.

CAUTION ON FORWARD-LOOKING INFORMATION

This report contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption "Cautionary Statement Concerning Forward-Looking Information" in the company's Annual Information Form.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q3/2003 financial results on Thursday, October 23, 2003 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at WWW.TECKCOMINCO.COM. The webcast is also available at WWW.NEWSWIRE.CA and WWW.Q1234.COM. The webcast will be archived at WWW.TECKCOMINCO.COM.


8        TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)

---------------------------------------------------------------------------------------------------------------------------

                                                             THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                                SEPTEMBER 30                         SEPTEMBER 30
                                                        ------------------------------       ------------------------------
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)                2003             2002                2003             2002
---------------------------------------------------------------------------------------------------------------------------
REVENUES                                                    $   590          $   540             $ 1,643          $ 1,562
COST OF OPERATIONS                                             (460)            (453)             (1,332)          (1,299)
DEPRECIATION AND AMORTIZATION                                   (60)             (47)               (149)            (140)
---------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                 70               40                 162              123

OTHER EXPENSES
     General, administration and marketing                      (12)             (11)                (40)             (39)
     Interest on long-term debt                                 (20)             (15)                (52)             (49)
     Exploration                                                 (9)              (9)                (22)             (23)
     Research and development                                    (4)              (5)                (12)             (15)
     Other income (expense) (Note 3)                              7                5                  10                9

---------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE THE FOLLOWING                                    32                5                  46                6

INCOME AND RESOURCE TAXES                                       (13)              (2)                (14)              (2)
EQUITY EARNINGS FROM ANTAMINA (Note 7)                           --                2                  10               11

---------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                $    19          $     5             $    42          $    15
===========================================================================================================================

BASIC EARNINGS PER SHARE                                    $  0.10          $  0.02             $  0.22          $  0.07

DILUTED EARNINGS PER SHARE                                  $  0.10          $  0.02             $  0.21          $  0.07

WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)                 184,768          184,536             184,629          184,523

SHARES OUTSTANDING AT END OF PERIOD (000'S)                 184,890          184,536             184,890          184,536


9        TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)

---------------------------------------------------------------------------------------------------------------------------

                                                             THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                                SEPTEMBER 30                         SEPTEMBER 30
                                                        ------------------------------       ------------------------------
(IN MILLIONS OF DOLLARS)                                       2003             2002                2003             2002
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
      Net earnings                                          $   19           $      5            $    42          $    15
      Items not affecting cash:
         Depreciation and amortization                          60                 47                149              140
         Future income and resource taxes                        3                 (6)                --              (15)
         Equity earnings                                        --                 (2)               (10)             (11)
         Other                                                   3                  2                  6                2
---------------------------------------------------------------------------------------------------------------------------
                                                                85                 46                187              131
      Net change in non-cash working capital items              (6)               (61)                (2)             (78)
      ---------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
      Short-term bank loans                                      8                (53)                14              (78)
      Increase in long-term debt                                --                341                255              568
      Repayment of long-term debt                              (24)              (235)              (136)            (603)
      Reduction of long-term liabilities                       (24)               (10)               (52)             (15)
      Decrease in funds held on deposit                         --                 --                 --              157
      Interest on exchangeable debentures                       --                 --                 (2)              (2)
      Class B subordinate voting shares issued                   3                 --                  3                1
      Dividends paid                                            --                 --                (19)             (19)
      ---------------------------------------------------------------------------------------------------------------------
                                                               (37)                43                 63                9

INVESTING ACTIVITIES
      Investment in coal partnership and income trust           --                 --               (259)              --
      Property, plant and equipment                            (57)               (70)              (113)            (141)
      Investments                                               (5)                (8)               (11)             (13)
      Deferred payment received from Aur Resources Inc.         --                 --                 48               --
      Proceeds from sale of investments and mining assets        3                  1                 22               12
      Cash recognized on consolidation of Antamina              41                 --                 41               --
      ---------------------------------------------------------------------------------------------------------------------
                                                               (18)               (77)              (272)            (142)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                          1                  1                 (7)              --

---------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                     25                (48)               (31)             (80)

CASH AT BEGINNING OF PERIOD                                     35                 69                 91              101

---------------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                       $   60           $     21            $    60          $    21
===========================================================================================================================


10       TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)

---------------------------------------------------------------------------------------------------------------------------

                                                                     SEPTEMBER 30            JUNE 30           DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                     2003               2003                  2002
---------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
      Cash and short-term investments                                    $     60           $     35              $     91
      Accounts and settlements receivable                                     252                210                   235
      Production inventories                                                  510                504                   495
      Supplies and prepaid expenses                                           155                117                   134
      ---------------------------------------------------------------------------------------------------------------------
                                                                              977                866                   955

INVESTMENTS                                                                   462                470                   414

PROPERTY, PLANT AND EQUIPMENT                                               3,578              3,293                 3,393

OTHER ASSETS                                                                  221                215                   196

---------------------------------------------------------------------------------------------------------------------------
                                                                         $  5,238           $  4,844              $  4,958
===========================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable and accrued liabilities                           $    335           $    296              $    294
      Short-term bank loans                                                    14                  6                    --
      Current portion of long-term debt                                        61                 19                    26
      ---------------------------------------------------------------------------------------------------------------------
                                                                              410                321                   320

LONG-TERM DEBT (Note 7)                                                     1,230                934                   933
OTHER LIABILITIES                                                             343                353                   351
FUTURE INCOME AND RESOURCE TAXES                                              559                551                   556
DEBENTURES EXCHANGEABLE FOR INCO SHARES                                       248                248                   248
MINORITY INTERESTS                                                             25                 25                    30
SHAREHOLDERS' EQUITY (Note 4)                                               2,423              2,412                 2,520

---------------------------------------------------------------------------------------------------------------------------
                                                                         $  5,238           $  4,844              $  4,958
===========================================================================================================================


11       TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)

---------------------------------------------------------------------------------------------------------------------------
                                                                      THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                         SEPTEMBER 30                   SEPTEMBER 30
                                                                  -------------------------      --------------------------
(IN MILLIONS OF DOLLARS)                                              2003            2002            2003           2002
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                                        $474            $471            $472           $502
Adjustment on adoption of new accounting standard for
      foreign currency translation (Note 1(b))                          --              --              --            (20)
---------------------------------------------------------------------------------------------------------------------------

BALANCE AT BEGINNING OF PERIOD AS RESTATED                             474             471             472            482
Net earnings                                                            19               5              42             15
Dividends                                                               --              --             (19)           (19)
Exchangeable debentures interest, net of tax                            --              --              (2)            (2)

---------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                              $493            $476            $493           $476
===========================================================================================================================


12       TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================

1.       BASIS OF PRESENTATION

(a)      Interim financial statements

         These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company.

(b)      Foreign exchange translation

         Effective January 1, 2002 the company adopted new accounting standards recommended by the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses on long-term debt, unless designated as a hedge against self-sustaining foreign operations, are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. The company recorded an adjustment to reduce opening retained earnings by $20 million, the amount of unamortized foreign exchange loss on long-term debt as at December 31, 2001.


2.       SUPPLEMENTARY CASH FLOW INFORMATION

                                              Three months ended     Nine months ended
                                                 September 30          September 30
(in millions of dollars)                       2003         2002     2003        2002
-----------------------------------------------------------------------------------------
Interest paid                                   $25          $20      $59          $51
Income and resource taxes paid (recovered)      $(6)         $ 6      $ 7          $24


3.       OTHER INCOME (EXPENSE)

                                              Three months ended     Nine months ended
                                                 September 30          September 30
(in millions of dollars)                       2003         2002     2003        2002
-----------------------------------------------------------------------------------------
Income from Fording Canadian Coal Trust         $ 3          $--      $ 6          $--
Gain on sale of investments                       8            6       17           12
Interest and investment income                    1            2        4            6
Foreign exchange losses                          --           (1)      (6)          (3)
Miscellaneous income (expense)                   (5)          (2)     (11)          (6)

-----------------------------------------------------------------------------------------
                                                $ 7          $ 5      $10          $ 9
=========================================================================================


4.       SHAREHOLDERS' EQUITY

(in millions of dollars)                        SEPTEMBER 30, 2003    December 31, 2002
-----------------------------------------------------------------------------------------
Exchangeable debentures (due 2024)                         $   107              $   107
Share capital                                                1,789                1,786
Contributed surplus                                             50                   50
Retained earnings                                              493                  472
Cumulative translation adjustment                              (16)                 105

-----------------------------------------------------------------------------------------
                                                           $ 2,423              $ 2,520
=========================================================================================


13       TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


4.       SHAREHOLDERS' EQUITY, CONTINUED

         The cumulative translation adjustment represents the net unrealized foreign exchange gain (loss) on the translation of the accounts of self-sustaining foreign subsidiaries and U.S. dollar denominated debt designated as hedges against these investments.


5.       SHARE OPTIONS

         In the quarter ended September 30, 2003, there were no share options granted. During the second quarter ended June 30, 2003, the company granted to directors options to purchase 300,000 Class B Subordinate Voting Shares at the market price at that date of $10.72 per share. These share options have a term of six years and expire in 2009. In the quarter ended March 31, 2003, the company granted to employees options to purchase 1,001,000 Class B Subordinate Voting Shares at the market price at that date of $12.00 per share. These share options also have a term of six years and expire in 2009. At September 30, 2003, there were outstanding director and employee share options to purchase 7,827,000 shares (4.2% of issued share capital) at exercise prices ranging between $6.39 and $19.80 per share.

         The company has elected not to follow the fair value method of accounting for share options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors as the exercise price is equal to the market price at the date of grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $3 million for the nine months ended September 30, 2003 in respect of its employee and director share options. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

                                              Three months ended     Nine months ended
                                                 September 30          September 30
(in millions of dollars)                       2003         2002     2003        2002
-----------------------------------------------------------------------------------------
Net earnings
    As reported                                $  19        $   5    $  42       $  15
    Compensation expense                          --           --       (3)         (5)

-----------------------------------------------------------------------------------------
Pro forma net earnings                         $  19        $   5    $  39       $  10
=========================================================================================

Basic earnings per share
    As reported                                $0.10        $0.02    $0.22       $0.07
    Pro forma                                  $0.10        $0.02    $0.20       $0.05
Diluted earnings per share
    As reported                                $0.10        $0.02    $0.21       $0.07
    Pro forma                                  $0.10        $0.02    $0.20       $0.05

The average fair value of Class B subordinate voting share options issued in the second and first quarters respectively was estimated as $2.68 and $2.47 per share option at the grant date using the Black-Scholes option-pricing model, based on the following assumptions:

                                                June 30, 2003           March 31, 2003
-----------------------------------------------------------------------------------------
Dividend yield                                           1.9%                     1.7%
Risk free interest rate (3.5 years)                      4.5%                    3.85%
Expected life (based on recent experience)          3.5 years                3.5 years
Expected volatility                                       25%                      25%


14       TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


6.       HEDGE POSITION AT SEPTEMBER 30, 2003

                                                                                       2007 -                Market Value
                                        2003         2004        2005       2006        2009         Total    Gain (Loss)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                           (Cdn$ millions)
GOLD (thousands of ozs)
   Forward sales contracts                 5           13          --         --         131          149          $(11)
   Average price (US$/oz)             US$360       US$350          --         --      US$350       US$350

   Forward sales contracts                35           59          55         32           7          188           $(4)
   Average price (C$/oz)               C$495        C$511       C$527      C$519       C$520        C$514

ZINC (millions of lbs)
   Forward sales contracts                44           --          --         --          --          44            $(1)
   Average price (US$/lb)           US$0.387           --          --         --          --      US$0.38

US DOLLARS (millions)
   Forward sales contracts (note c)    US$57       US$190      US$183      US$98          --       US$528           $65
   Average exchange rate                1.55         1.54        1.49       1.49          --         1.52

US DOLLARS (millions)
   Forward collars                     US$32       US$117       US$18         --          --       US$167           $30
   Average upper limit                  1.59         1.61        1.63         --          --         1.60
   Average lower limit                  1.54         1.56        1.59         --          --         1.56

POWER (MW.h)
   Forward sales contracts            91,000       72,000          --         --          --      163,000            --
   Average price (US$/MW.h)            US$43        US$44          --         --          --        US$43

INTEREST RATE SWAP
Principal Amount             Rate Swapped           Rate Obtained              Maturity Date             Unrealized Gain
-------------------------------------------------------------------------------------------------------------------------
US$100 million               3.75%                  LIBOR minus 0.96%          July 2006                   Cdn$8 million
US$100 million               7.00%                  LIBOR plus 2.14%           September 2012              Cdn$4 million

Notes:   a)       In addition to the above hedging commitments, the company has forward purchase commitments on 106 million pounds of zinc averaging US$0.39 per pound maturing in 2003 to 2005, and 7 million pounds of lead averaging US$0.22 per pound maturing in 2003, to match fixed price sales commitments to customers.

         b) Included in the gold hedge position are 231,000 ounces of floating lease rate contracts having a built-in gold lease rate allowance of 2%. At September 30, 2003 the one-year lease rate was 0.40%, and the average floating rate achieved to date is 1.20%.

         c) Included in the U.S. dollar forward sales contracts of $528 million is the company's share of forward sales contracts held by the Elk Valley Coal Partnership of US$356 million.


7.       INVESTMENT IN ANTAMINA

         The company owns a 22.5% investment in Compania Minera Antamina S.A.
         (CMA), the company owning the Antamina mine. In connection with senior debt financing of the mine, the company had provided the lenders with a guarantee of its 22.5% of the debt during the pre-completion phase. On July 1, 2003, CMA delivered to the senior lenders the certificates required by the project debt agreement to achieve completion and the project debt became non-recourse.

         Completion resulted in certain voting restrictions on the company, in relation to the management of CMA, being removed. Consequently, the company began to proportionately consolidate its investment in CMA beginning July 1, 2003, reflecting its share of the assets, liabilities, revenues, expenses and cash flows of CMA in these financial statements.


15       TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


8.       SALE OF LOS FILOS PROPERTY

         The company has entered into an agreement to sell its 70% interest in the Los Filos gold property in Mexico to Wheaton River Minerals Ltd. (Wheaton) for US$48.4 million. The remaining 30% of the property is owned by Miranda Mining Corporation (Miranda). Completion of the transaction is subject to certain conditions, including completion by Wheaton of a $38.6 million cash offer to acquire all of the outstanding shares of Miranda. The acquisition offer requires over 90% of Miranda shareholders to tender their shares by October 27, 2003. The gain on disposition is estimated to be US$43 million before tax.


9.       ACQUISITION

         Subsequent to the quarter-end, the company reached agreement to purchase the mineral properties, plant and equipment, and infrastructure of the Lennard Shelf Zinc Mine in Western Australia from Western Metals Limited for $24 million (A$26 million). The transaction is subject to a number of conditions including completion, by Western Metals, of an orderly suspension program placing the mine on care and maintenance.


10.      MARKETABLE INVESTMENT

         In the fourth quarter of 2002, the company wrote down the carrying value of its investment in Sons of Gwalia Limited from $86 million to $64 million. The market value of this investment at September 30, 2003 was $52 million. The company will continue to monitor this investment and will record an additional writedown if the diminution of value is considered to be other than temporary.


11.      CONTINGENCY

         An affiliate of the company, Teck Cominco American Incorporated, is engaged in ongoing discussions with the United States Environmental Protection Agency (EPA) concerning Lake Roosevelt, the reservoir created by the Grand Coulee Dam in Washington State. The EPA has asserted that Teck Cominco Metals Ltd. may be liable under the United States superfund statute (CERCLA) for investigation and remediation costs in respect of metals in sediments in Lake Roosevelt and the upper reaches of the Columbia River arising from the historical operation of the Trail metallurgical facility in British Columbia. Teck Cominco American has offered to fund comprehensive human health and ecological studies to identify whether the conditions alleged by the EPA to be hazardous pose any actual risks and to identify any appropriate remediation measures. There can be no assurance that the offer by Teck Cominco American to fund these studies will resolve the matter, or that Teck Cominco Metals and its affiliates will not be faced with CERCLA liability or other liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that might be required.


12.      PENSION LAWSUIT

         On October 8, 2003, the British Columbia Court of Appeal released its decision affirming an October 1999 B.C. Supreme Court decision in favour of the former Cominco Ltd. (now Teck Cominco Metals Ltd.). The case involved a transfer of funds from one of the company's pension funds to a successor plan that occurred as part of a merger of the pension plans in the 1980s. The appellants had claimed that the transfer of funds was improper and that $78 million, based on a 1996 valuation, should be transferred back to the company's original pension plan from various successor plans and distributed to them. The appellants have 60 days in which to file an application for leave to appeal to the Supreme Court of Canada.


16       TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


13.      SEGMENTED INFORMATION

         The company has six reportable segments: zinc mines, zinc refineries, copper, gold, coal, and corporate. Segments are based upon the principal product produced by each operation.

                                                                  September 30, 2003
                                        ------------------------------------------------------------------------
                                              Zinc     Zinc                                   Corporate
($ IN MILLIONS)                          Refineries    Mines    Copper     Gold      Coal    and Other    Total
----------------------------------------------------------------------------------------------------------------
Property, plant and equipment                1,242     1,052      798      191       279          16      3,578
Total assets                                 1,583     1,472      939      204       548         492      5,238
Capital expenditures                            22        42       18       15        14           2        113


                                                                   December 31, 2002
                                        ------------------------------------------------------------------------
                                              Zinc     Zinc                                   Corporate
($ IN MILLIONS)                          Refineries    Mines    Copper     Gold      Coal    and Other    Total
----------------------------------------------------------------------------------------------------------------

Property, plant and equipment                1,299     1,166      567      192       155          14      3,393
Total assets                                 1,606     1,640      651      207       254         600      4,958
Capital expenditures                            75        50       31       18        11           2        187


17       TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Segmented Summary
(Unaudited)
================================================================================

                                      FOR THE THREE MONTHS ENDED SEPTEMBER 30
-----------------------------------------------------------------------------------------------------------------------
                                                OPERATING                                             DEPRECIATION
                                              PROFIT (LOSS)                  REVENUES               AND AMORTIZATION
                                            -------------------         --------------------      ---------------------
($ IN MILLIONS)                                 2003     2002                2003      2002             2003      2002
-----------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)                $  6     $ (3)               $184      $156             $ 10      $  7
   Cajamarquilla                                   3        1                  45        34                3         1
   Red Dog                                         8      (10)                 92       113               13        17
   Polaris                                        --       --                  --        20               --         2
   Inter-segment sales                            --       --                 (23)      (10)              --        --
   --------------------------------------------------------------------------------------------------------------------
                                                  17      (12)                298       313               26        27

COPPER
   Highland Valley Copper                         11        9                  76        62               10        10
   Antamina (Note 1)                               7       --                  41        --                9        --
   Louvicourt                                     --       (1)                  6         6                3         3
   --------------------------------------------------------------------------------------------------------------------
                                                  18        8                 123        68               22        13


GOLD
   Williams                                        8        4                  30        24                5         3
   David Bell                                      2        1                   8         8                1         1
   --------------------------------------------------------------------------------------------------------------------
                                                  10        5                  38        32                6         4

COAL (Note 2)
   Elk Valley Coal Partnership                    25       --                 128        --                6        --
   Elkview                                        --       29                  --       103               --         3
   Bullmoose                                      --        9                  --        21               --        --
   --------------------------------------------------------------------------------------------------------------------
                                                  25       38                 128       124                6         3

OTHER                                             --        1                   3        3                --        --

-----------------------------------------------------------------------------------------------------------------------

TOTAL                                           $ 70     $ 40                $590      $540             $ 60      $ 47
=======================================================================================================================

Notes:
1.   Antamina results were proportionately consolidated commencing July 1, 2003.
2. Results of the Elk Valley Coal Partnership represent seven months of operation commencing March 1, 2003. Elkview results include two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.


18       TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Segmented Summary
(Unaudited)
================================================================================

                                       FOR THE NINE MONTHS ENDED SEPTEMBER 30
-----------------------------------------------------------------------------------------------------------------------
                                                OPERATING                                             DEPRECIATION
                                              PROFIT (LOSS)                  REVENUES               AND AMORTIZATION
                                            -------------------         --------------------      ---------------------
($ IN MILLIONS)                                 2003     2002                2003      2002             2003      2002
-----------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)                $ 24       10              $  589    $  563             $ 31      $ 29
   Cajamarquilla                                  11        6                 131       101                9         6
   Red Dog                                        (1)     (17)                231       245               38        38
   Polaris                                        --        1                  22        50                1         8
   Inter-segment sales                            --        2                 (73)      (44)              --        --
   --------------------------------------------------------------------------------------------------------------------
                                                  34        2                 900       915               79        81

COPPER
   Highland Valley Copper                         26       23                 175       175               24        29
   Antamina (Note 1)                               7       --                  41        --                9        --
   Louvicourt                                     --       (3)                 18        19                8         9
   --------------------------------------------------------------------------------------------------------------------
                                                  33       20                 234       194               41        38

GOLD
   Williams                                       16        4                  82        67               12         9
   David Bell                                      5        3                  24        24                3         3
   --------------------------------------------------------------------------------------------------------------------
                                                  21        7                 106        91               15        12

COAL (Note 2)
   Elk Valley Coal Partnership                    55       --                 297        --               12        --
   Elkview                                        14       73                  65       295                2         9
   Bullmoose                                       4       18                  32        60               --        --
   --------------------------------------------------------------------------------------------------------------------
                                                  73       91                 394       355               14         9

OTHER                                              1        3                   9         7               --        --

-----------------------------------------------------------------------------------------------------------------------

TOTAL                                           $162     $123              $1,643    $1,562             $149      $140
=======================================================================================================================

Notes:
1.   Antamina results were proportionately consolidated commencing July 1, 2003.
2. Results of the Elk Valley Coal Partnership represent seven months of operation commencing March 1, 2003. Elkview results include two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.


19       TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Production
================================================================================

                                                     THREE MONTHS ENDED                         NINE MONTHS ENDED
                                                        SEPTEMBER 30                              SEPTEMBER 30
                                             ----------------------------------------------------------------------------

                                                       2003                2002                   2003             2002
=========================================================================================================================
REFINED METALS

    ZINC - Tonnes
      Trail                                          71,300              49,900                215,000          193,900
      Cajamarquilla                                  33,400              11,600                 96,100           61,100
      -------------------------------------------------------------------------------------------------------------------
                                                    104,700              61,500                311,100          255,000

    LEAD - Tonnes
      Trail                                          15,200              11,300                 63,300           56,000

MINE OPERATIONS

    ZINC - Tonnes
      Red Dog                                       150,400             143,200                436,500          421,100
      Antamina                                       21,900              14,400                 60,400           39,800
      Polaris                                            --              22,000                     --           78,400
      Louvicourt                                      1,640               1,500                  3,940            3,900
      -------------------------------------------------------------------------------------------------------------------
                                                    173,940             181,100                500,840          543,200

    COPPER - Tonnes
      Highland Valley                                27,800              29,400                 81,100           87,700
      Antamina                                       11,700              17,700                 42,600           56,200
      Louvicourt                                      1,800               2,700                  7,400            8,300
      -------------------------------------------------------------------------------------------------------------------
                                                     41,300              49,800                131,100          152,200

    LEAD - Tonnes
      Red Dog                                        31,600              28,000                 90,800           79,700
      Polaris                                            --               4,500                     --           17,500
      -------------------------------------------------------------------------------------------------------------------
                                                     31,600              32,500                 90,800           97,200

    GOLD - Ounces
      Williams                                       57,929              47,715                156,883          136,148
      David Bell                                     15,128              15,631                 46,076           49,730
      Other                                           2,908               3,966                  9,799           12,009
      -------------------------------------------------------------------------------------------------------------------
                                                     75,965              67,312                212,758          197,887

    COAL - Thousand Tonnes
      Elk Valley Coal Partnership (Note 2)            1,683                  --                  4,390               --
      Elkview (Note 3)                                   --               1,422                    824            4,253
      Bullmoose (Note 4)                                 --                 341                    292              945
      -------------------------------------------------------------------------------------------------------------------
                                                      1,683               1,763                  5,506            5,198

Notes:
1. The above data refers to the company's share of production volume. Production of base metal mines refers to metals contained in concentrate.
2. Results of the Elk Valley Coal Partnership represent seven months of operation commencing March 1, 2003.
3.   Elkview results include two months of operation ended February 28, 2003.
4.   The Bullmoose mine was shut down at the end of March 2003.


20       TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Sales
================================================================================

                                                     THREE MONTHS ENDED                         NINE MONTHS ENDED
                                                        SEPTEMBER 30                              SEPTEMBER 30
                                             ----------------------------------------------------------------------------

                                                       2003                2002                   2003             2002
-------------------------------------------------------------------------------------------------------------------------
REFINED METALS

    ZINC - Tonnes
      Trail                                          75,500              56,900                219,000          203,600
      Cajamarquilla                                  32,800              19,400                 95,400           66,700
      -------------------------------------------------------------------------------------------------------------------
                                                    108,300              76,300                314,400          270,300

    LEAD - Tonnes
      Trail                                          17,300              17,000                 59,900           57,300

SURPLUS POWER SALES

    Trail - MW.h                                    162,300             192,000                600,200          534,000

MINE OPERATIONS

    ZINC - Tonnes
      Red Dog                                       131,800             177,300                376,500          392,800
      Antamina                                       21,000              15,200                 57,500           45,100
      Polaris                                             -              25,000                 31,700           62,300
      Louvicourt                                      1,600               1,500                  3,900            3,900
      -------------------------------------------------------------------------------------------------------------------
                                                    154,400             219,000                469,600          504,100

    COPPER - Tonnes
      Highland Valley                                32,200              28,400                 73,300           80,400
      Antamina                                       12,900              21,200                 43,100           60,900
      Louvicourt                                      1,800               2,700                  7,400            8,300
      -------------------------------------------------------------------------------------------------------------------
                                                     46,900              52,300                123,800          149,600

    LEAD - Tonnes
      Red Dog                                        39,500              38,500                 47,100           54,800
      Polaris                                            --               9,300                  7,400           21,600
      -------------------------------------------------------------------------------------------------------------------
                                                     39,500              47,800                 54,500           76,400

    GOLD - Ounces
      Williams                                       57,929              47,715                156,883          136,148
      David Bell                                     15,128              15,631                 46,076           49,730
      Other                                           3,821               3,973                  9,787           11,542
      -------------------------------------------------------------------------------------------------------------------
                                                     76,878              67,319                212,746          197,420

    COAL - Thousand Tonnes
      Elk Valley Coal Partnership (Note 2)            2,000                  --                  4,680               --
      Elkview (Note 3)                                   --               1,372                    967            4,241
      Bullmoose (Note 4)                                 --                 248                    533              852
      -------------------------------------------------------------------------------------------------------------------
                                                      2,000               1,620                  6,180            5,093

Notes:
1. The above data refers to the company's share of sales volume. Sales of base metal mines refers to metals contained in concentrate.
2. Results of the Elk Valley Coal Partnership represent seven months of operation commencing March 1, 2003.
3.   Elkview results include two months of operation ended February 28, 2003.
4. There were no coal sales at Bullmoose in the second and third quarters as sales were recognized on all production inventory at March 31, 2003.


21       TECK COMINCO LIMITED 2003 THIRD QUARTER REPORT